Exhibit 99.2

Chair of the Board 555 Robson Street Vancouver, B.C V6B 3K9

August 30, 2012

Dear shareholders,

A class meeting of holders of non-voting shares and a general meeting of TELUS Corporation have been called for October 17, 2012 to give holders of non-voting shares and common shares the opportunity to vote on an important proposal.

As a shareholder, you are asked to vote on TELUS’ proposal to exchange non-voting shares for common shares on a one-for-one basis.

The outline of the proposal (called the Arrangement Resolution) was reviewed by the B.C. Supreme Court on August 21, 2012.

To pass, the proposal must be approved by:

•                  At least two-thirds of the votes cast by the holders of non-voting shares and

•                  At least a majority of the votes cast by the holders of common shares,

each voting separately as a class, present in person or represented by proxy at the meetings.

We strongly encourage all shareholders to participate and to vote FOR this proposal.

Beneficial and fair to all shareholders

Your Board believes the proposal, which was designed to address concerns expressed by our shareholders about the impact of our dual class share structure on liquidity and trading volumes, is beneficial and fair to holders of non-voting shares and to holders of common shares.  Indeed, TELUS’ announcement to move to a single class of outstanding shares has already created significantly increased value for holders of common shares and holders of non-voting shares.  This proposal seeks to preserve and enhance this value creation.

If approved, the proposal would:

•                  Enhance the liquidity and marketability of our common shares, including through a listing of the common shares on the New York Stock Exchange (NYSE) for the first time.

•                  Enhance TELUS’ already good corporate governance practices by granting the right to vote to shareholders holding approximately 46 per cent of our issued and outstanding shares.

•                  Align TELUS’ capital structure with what is generally viewed as best practice.

Be sure to vote

All shareholders are receiving the enclosed information circular so you are aware of the proposal and have the opportunity to participate. Whether or not you are able to attend the meetings, we ask that you take the time to complete your proxy or voting instruction form to ensure that your vote is recorded.

The meetings will be held at 2 p.m. (PDT) on Wednesday, October 17, 2012 in the Initiate Opportunity auditorium on the 4th floor of the Brian Canfield Centre for Telecommunications Excellence, which is located at 3777 Kingsway, Burnaby, British Columbia.

Other voting methods

You also have the option to vote by Internet, telephone, fax, mail or delivery. For complete voting instructions, see the accompanying TELUS information circular and your proxy or voting instruction form. If you are not attending the meeting, your vote must be received by 5 p.m. (EDT) on October 15, 2012.

Voting method	For registered shareholders and TELUS Employee Share Plan holders	If your shares are held with your investment dealer or financial institution
Internet voting	Go to investorvote.com	Go to proxyvote.com
Telephone voting	Call the toll-free number shown on the proxy or voting instruction form	Call the toll-free number shown on the voting instruction form
Fax voting	Fax your completed proxy or voting instruction form to the number shown on the form	Fax your completed voting instruction form to the number shown on the form
Voting by mail or delivery	Complete the proxy or voting instruction form and return in the envelope provided	Complete the voting instruction form and return in the envelope provided

Helping you through the voting process

We have engaged the Laurel Hill Advisory Group to assist us in communicating to shareholders about this important proposal, your opportunity to vote and how to properly complete your voting form. As a result, you may be contacted by a Laurel Hill representative. If you need assistance or have any questions, you may contact Laurel Hill (at 1-877-452-7184, collect at 416-304-0211 or by email at assistance@laurelhill.com).

Background

TELUS currently has two classes of issued and outstanding shares — common and non-voting. Even though both classes of shares are widely held, are entitled to the same dividend and have similar liquidity, our non-voting shares have historically traded at a discount to our common shares. The approval of this proposal will eliminate this price discount.

TELUS’ dual class structure was originally designed more than a decade ago to deal with foreign ownership rules at a time when TELUS’ shareholder base included a significant long-term non-Canadian shareholder. Our shareholder base has evolved significantly since then and no longer creates a need to have issued and outstanding non-voting shares.

In March 2012, we sent to our shareholders an information circular for our annual and special meeting of shareholders that set out an earlier version of the proposal. We decided to withdraw that proposal on May 8, 2012. This is because Mason Capital, a New York-based hedge fund manager, put in place a trading strategy that seeks to benefit from defeating our proposal to the detriment of both the holders of common shares and non-voting shares.

The Mason trading strategy was deployed after we announced our initial proposal and is a classic case of what is known as “empty-voting”: it involved purchasing approximately 19% of TELUS common shares, while simultaneously borrowing and selling an equivalent number of non-voting shares and common shares. The result is that Mason has economic exposure to TELUS as last reported of less than 0.25%, even though it now controls more than 19% of the votes associated with our common shares. Mason hopes that it can use these empty votes to defeat the proposal and widen the spread between the two share classes to realize a significant profit by buying and returning the borrowed shares at a lower cost, regardless of the negative impact on shareholder value. In other words, Mason does not realize a profit by promoting long term share value appreciation; instead, it does so if it succeeds in defeating our proposal and thereby causing a depreciation in share value upon which they would exit their position in TELUS.

Our previous proposal had the overwhelming support of our shareholders other than Mason. It also received the endorsement of the two leading independent proxy advisory firms that institutional investors rely on for advice: ISS and Glass Lewis. However, it was clear that given Mason’s actions if the proposal had gone to a vote in May, it would not have passed and Mason would therefore have succeeded in eroding the value that had accrued to both classes of shares since the proposal was first announced. Indeed, since we announced our previous proposal on February 21, 2012 through to August 29, 2012, the value of common and non-voting shares were up 16% and 17% respectively while the TSX was down 5% during the same period. When we withdrew the previous proposal, we stated that TELUS remained committed to proceeding on a one-for-one basis. In accordance with our commitment to you, we are now putting forward a new proposal designed to preserve and enhance the value that the market has already attributed to our efforts to complete a share consolidation.

The Special Committee of the Board entrusted with reviewing this proposal has given it careful consideration and received extensive legal and financial advice concerning its implications for holders of non-voting shares and holders of common shares, as has our Board. We have also received an opinion from Scotia Capital that a one-for-one exchange ratio is fair, from a financial point of view, to holders of non-voting shares and to holders of common shares, respectively (the Fairness Opinion). The Special Committee unanimously concluded that it was desirable to proceed with the Arrangement.

After considering the recommendation of the Special Committee, Scotia Capital’s Fairness Opinion and the implications of the proposal for holders of non-voting shares and holders of common shares, your Board unanimously concluded that the Arrangement is reasonable and fair and is in the best interests of TELUS and both classes of our shareholders. Accordingly, our Board recommends that our common shareholders and our non-voting shareholders approve moving to a single class of outstanding equity securities: our common shares.

The accompanying TELUS information circular provides a more detailed description of the proposal and information is also available on our website at www.telus.com/investors. Please carefully consider this material and, if you require assistance, consult your financial, tax or other professional advisors.

In closing, I would like to thank you for your continued support and I strongly encourage you to exercise your right, as a shareholder, to vote FOR our proposal by participating at these meetings in person or by voting your proxy using one of the above-noted easy-to-use methods we offer.

Yours truly,

Brian Canfield